Prospectus Supplement #17	Filed pursuant to Rule 424(b)(3)
to Prospectus dated June 1, 2007	File No. 333-142556
HEALTH BENEFITS DIRECT CORPORATION
     This document supplements the prospectus, dated June 1, 2007, relating to offers and resales of up to 6,050,000 shares of our common stock, including 2,000,000 shares issuable upon the exercise of warrants. This prospectus supplement is incorporated by reference into the prospectus. The prospectus was filed as part of our Registration Statement on Form SB-2, as amended (File No. 333-142556). This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.
Private Placement
     On January 14, 2009, we entered into and, on January 15, 2009 completed, a private placement with Co-Investment Fund II, L.P., a Delaware limited partnership, for an aggregate of 1,000,000 shares of our Series A convertible preferred stock, par value $0.001 per share, and warrants to purchase 1,000,000 shares of our preferred stock, pursuant to the terms of a securities purchase agreement.
     Pursuant to the securities purchase agreement, we agreed to sell to Co-Investment 1,000,000 investment units in the private placement at a per unit purchase price equal to $4.00. Each unit sold in the private placement consisted of one share of preferred stock and a warrant to purchase one share of preferred stock at an initial exercise price of $4.00 per share, subject to adjustment. Co-Investment is a designee of Cross Atlantic Capital Partners, Inc., of which Frederick C. Tecce, one of our directors, is a managing partner and of which Donald Caldwell, also one of our directors, is Chairman and Chief Executive Officer.
     Under the terms of the securities purchase agreement, we may also offer up to an additional 250,000 units to our existing shareholders following the Closing on the same terms and conditions contained in the securities purchase agreement.
     The preferred stock is entitled to vote as a single class with the holders of our common stock, par value $0.001 per share, with each share of preferred stock having the right to 20 votes. Upon the liquidation, sale or merger of Health Benefits Direct Corporation, each share of preferred stock is entitled to receive an amount equal to the greater of (A) a liquidation preference equal to two and a half (2.5) times the preferred stock original issue price, subject to certain customary adjustments, or (ii) the amount such share of preferred stock would receive if it participated pari passu with the holders of common stock on an as-converted basis. Each share of preferred stock becomes convertible into 20 shares of common stock, subject to adjustment and at the option of the holder of the preferred stock, immediately after stockholder approval of the charter amendment, as described below. For so long as any shares of preferred stock are outstanding, the vote or consent of the holders of at least two-thirds of the preferred stock is required to approve (Y) any amendment to our certificate of incorporation or bylaws that would adversely alter the voting powers, preferences or special rights of the preferred stock or (Z) any amendment to our certificate of incorporation to create any shares of capital stock that rank senior to the preferred stock. In addition to the voting rights described above, for so long as 1,000,000 shares of preferred stock are outstanding, the vote or consent of the holders of at least two-thirds of the shares of preferred stock is required to effect or validate any merger, sale of substantially all of the assets of Health Benefits Direct Corporation or other fundamental transaction, unless such transaction, when consummated, will provide the holders of preferred stock with an amount per share equal to two and a half (2.5) times the preferred stock original issue price.
     We are also required, under the terms of the securities purchase agreement, to file a proxy statement and hold a special meeting of our stockholders within 75 days of the effective date of the securities purchase agreement (or within 90 days, in the event of review by the Securities and Exchange Commission of the proxy statement), for the purpose of approving a certificate of amendment to our certificate of incorporation to increase the total number of our authorized shares of common stock from 90,000,000 to 250,000,000. Under the terms of the securities purchase agreement, Co-Investment has agreed to vote all preferred shares and shares of common stock beneficially owned by it in favor of the charter amendment at the special meeting.

     We also agreed that, prior to the closing of the private placement, we would offer investors in the March 31, 2008 common stock and warrant financing the opportunity to exchange each warrant they received in that financing for a new “exchange warrant,” which is a unit consisting of (i) one warrant to purchase shares of preferred stock and (ii) one warrant to purchase shares of common stock, on terms substantially similar to those contained in the prior warrants.
     The closing of the private placement was subject to customary closing conditions. The gross proceeds from the closing of the Co-Investment portion of the private placement were $4 million and we intend to use the net proceeds of the private placement for working capital purposes.
     The warrants provide that the holder thereof shall have the right (A) at any time after the stockholder approval deadline, but prior to the earlier of (i) ten business days’ after we have properly provided written notice to all such holders of a call event (as described below), (ii) the date on which our stockholders approve the charter amendment and (iii) January 14, 2014, to acquire 1,000,000 shares of preferred stock upon the payment of $4.00 per preferred warrant share and (B) at any time after the stockholder approval date, but prior to the earlier of (i) ten business days’ after we have properly provided written notice to all such holders of a call event (as described below) and (ii) January 14, 2014, to acquire up to a total of 20,000,000 shares of our common stock upon the payment of $0.20 per warrant share. We also have the right, at any point after the stockholder approval date and after which the volume weighted average trading price per share of the preferred stock for a minimum of 20 consecutive trading days is equal to at least eight times the exercise price per share, provided that certain other conditions have been satisfied, to call the outstanding warrants, in which case such warrants will expire if not exercised within ten business days thereafter. The warrants also include full ratchet anti-dilution adjustment provisions for issuances of securities below $0.20 per share of common stock during the first two years following the date of issuance of the warrants, subject to customary exceptions.
     In connection with the signing of the securities purchase agreement, we and Co-Investment also entered into a Registration Rights Agreement. Under the terms of the Registration Rights Agreement, we agreed to prepare and file with the Securities and Exchange Commission, within 30 days following the receipt of a demand notice of a holder of registrable securities, a registration statement on Form S-1 covering the resale of the shares and the warrant shares. Subject to limited exceptions, we also agreed to use our reasonable best efforts to cause the registration statement to be declared effective under the Securities Act of 1933, as amended, as soon as practicable but, in any event, no later than 60 days following the date of the Registration Rights Agreement (or 120 days following the date of the Registration Rights Agreement in the event the registration statement is subject to review by the Securities and Exchange Commission), and agreed to use our reasonable best efforts to keep the registration statement effective under the Securities Act until the date that all of the registrable securities covered by the registration statement have been sold or may be sold without volume restrictions pursuant to Rule 144(b)(i) promulgated under the Securities Act. In addition, if we propose to register any of our securities under the Securities Act in connection with the offering of such securities for cash, we shall, at such time, promptly give each holder of registrable securities notice of such intent, and such holders shall have the option to register their registrable securities on such additional registration statement. The Registration Rights Agreement also provides for payment of partial damages to Co-Investment under certain circumstances relating to failure to file or obtain or maintain effectiveness of the registration statement, subject to adjustment.
     We also agreed, pursuant to the terms of the securities purchase agreement, that, except for the follow-on financing described above, for a period of 90 days after the effective date of the securities purchase agreement, we shall not, subject to certain exceptions, offer, sell, grant any option to purchase, or otherwise dispose of any equity securities or equity equivalent securities, including without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, any of our capital stock and other securities. Additionally, we have agreed with Co-Investment that, for an additional 90 day period following the initial standstill, it shall not engage in any subsequent placement without the prior written consent of Co-Investment, if such subsequent placement seeks to raise less than $15 million.
     The securities purchase agreement also provides for a customary participation right for Co-Investment, subject to certain exceptions and limitations, which grants Co-Investment the right to participate in any of our future capital raising financings occurring prior to January 14, 2011. Co-Investment may participate in such financings at a level based on Co-Investment’s ownership percentage of Health Benefits Direct Corporation on a fully-diluted basis prior to such financing.
Certificate of Designation for Series A Convertible Preferred Stock
     On January 14, 2009, we filed a certificate of designation with the Secretary of State of the State of Delaware relating to our shares of Series A Convertible Preferred Stock. The certificate of designation was approved by our board of directors on January 12, 2009 and became effective upon filing. The certificate of designation provides for the terms of the preferred stock issued pursuant to the securities purchase agreement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus any prospectus supplement. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is January 28, 2009